

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2018

Via E-mail
Mr. Nicholas J. Holland
Chief Executive Officer
Gold Fields Limited
150 Helen Rd
Sandown, Sandton 2196
South Africa

> **Re: Gold Fields Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Response Dated February 9, 2018**
> **File No. 001-31318**

Dear Mr. Holland:

We have reviewed your February 9, 2018 response to our oral comments and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 15. Controls and Procedures, page 284

1. In your response dated February 9, 2018, you identified the relevant control deficiency for this matter as a design deficiency for an existing control to estimate the endowment ounces used within the denominator of the depreciation calculation under the old accounting method. Please explain how an improved level of precision for the control to estimate endowment ounces would have prevented or detected the error resulting from the selection of an incorrect methodology, especially considering the appropriate depreciation method excludes endowment ounces.

2. Please tell us how you considered the effectiveness of your internal controls related to the selection of accounting methods and policies.

3. With reference to the design deficiency of the control for estimating endowment ounces, your response states that "the potential magnitude of the misstatement…is limited to the difference in depreciation between the current and the proposed componentisation method of depreciation." Given that either method of depreciation involves multiple inputs that require estimation across mines, years, and what is depreciable and what is not, please explain why the potential magnitude of the misstatement resulting from the deficiency equals the actual error and why it is not necessary to consider the potential magnitude more broadly by incorporating the uncertainty inherent within these inputs. As a starting point for evaluating errors based on absolute value, please tell us the largest potential difference in depreciation at each individual mine for each year based on the level of uncertainty involved with the different estimated inputs for each depreciation method. Also tell us how the sum of the absolute values of the largest potential differences for all of the mines by year impacts your evaluation of the potential magnitude of the misstatement resulting from the deficiency.

4. Your response discusses other "known uncorrected errors." Please tell us if there are similarities with the root cause of the error in depreciation, such as incorrect accounting methodologies or policies. In addition, explain how you considered whether the existence of multiple errors is indicative of a broader deficiency within a component of the COSO framework outside of Control Activities.

5. In view of your identification of a control deficiency related to this matter, please describe the efforts to remediate the control deficiency, tell us the date of implementation for the remediation, and what you considered sufficient time for testing. Also tell us the impact of the above factors on your conclusion regarding the effectiveness of your internal control over financial reporting as of December 31, 2017.

You may contact Blaise Rhodes at (202) 551-3774 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining